THE LEBRECHT GROUP
A PROFESSIONAL LAW CORPORATION
Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**
Admitted only in California*
Admitted only in Utah**

October 31, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010
Attn: Angela J. Crane

Re:	Gateway International Holdings, Inc. Form 10-K for the year ended June 30, 2008 Filed October 1, 2008 File No. 000-32341

Dear Ms. Crane:

We herein provide the following responses to your comment letter dated September 10, 2008, regarding the above-listed form for Gateway International Holdings, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing an abbreviated amended Annual Report on Form 10-K/A to address the comments (the “Amended Filing”).

Form 10-K for the Year Ended June 30, 2008

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

1.	It does not appear that your operating income subtotal and income from continuing operations before income taxes are correct. Please advise and revise in future filings.

The Company acknowledges there is a typographical error of $396 in its operating income subtotal and income from continuing operations before income taxes. The Company's Form 10-K lists the figure as $183,165, and it should be $183,561. The Company will make this correction in future filings.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Angela J. Crane
October 31, 2008

Item 9A(T) - Controls and Procedures, page 37

2.
We note your disclosure that “this Annual Report does not include an attestation report of [your] registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit [you] to provide only [your] management’s report in this Annual Report.” It does not appear that you have, in fact, included your Management’s Report on Internal Control, however. Please explain. In this regard, please also tell us your consideration of Regulation 13a-15(d).

In response to this comment the Company is filing an abbreviated amendment to its Form 10-K to properly reflect the Company’s Management’s Report on Internal Control. This report was inadvertently left out of the Company’s original filing.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.